UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  September 30, 2002

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEALCHECK.COM INC.

(Registrant)

December 4, 2002	By: /s/ Terence Robinson

Date	Chief Executive Officer

page i

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of six months ended September 30, 2002.

INDEX

		Page No.

PART I - FINANCIAL INFORMATION

ITEM 1	Financial Statements	1-3

	Consolidated Balance Sheets	1
	Consolidated Statements of Operations and Deficit	2
	Consolidated Statements of Changes in Financial Condition	3
	Notes to Financial Statements	4-7

ITEM 2	Management Discussion and Analysis of Financial Condition and Results of Operations	7-10

ITEM 3	Quantitative and Qualitative Disclosures About Market Risk	10

PART II - OTHER INFORMATION

ITEM 1	Legal Proceedings	10
ITEM 2	Changes in Securities	10
ITEM 3	Default Upon Senior Securities	11
ITEM 4	Submission of Matters to a Vote of Security	11
ITEM 5	Other Information	11

	Certifications	11

page ii

Index

PART I

ITEM 1 - FINANCIAL STATEMENTS

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
September 30, 2002 and 2001
(Unaudited)

	September 30	March 31	September 30
	2002	2002	2001
	(Unaudited)	(Audited)	(Unaudited)

ASSETS:

Current
Cash	$320	$$47,708	$4,577
Short-term Investments	-	-	31,594
Amounts receivable and prepaid assets	10,067	20,597	380,481
Advances to directors, non-interest bearing	-	-	53,442

	$10,387	$68,305	$470,094
Long-term investments	-	-	470,094
Product development costs	138,158	138,291	166,151
Capital assets	-	-	27,737

	$148,545	$206,596	$944,203

LIABILITIES:

Current
Accounts payable and accrued liabilities	$63,147	$65,967	$30,861
Advances from shareholder, non-interest bearing	234,636	135,757	83,481

	$297,783	$201,724	$114,342

SHAREHOLDERS' EQUITY:

Capital stock	20,393,106	20,393,106	20,043,426
Deficit	(20,542,344)	(20,388,234)	(19,213,565)

	$(149,238)	$4,872	$829,861

	$148,545	$206,596	$944,203

GOING CONCERN (NOTE 2)
RELATED PARTY TRANSACTIONS (NOTE 4)

APPROVED ON BEHALF OF THE BOARD

By: /s/ Terence Robinson

Director

By: /s/ Kam Shah

Director

Index

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the six months ended September 30, 2002 and 2001
(Unaudited)

	Three months ended	Six months ended	Three months ended	Six months ended
	September 30,	September 30,	September 30,	September 30,
	2002	2002	2001	2001

INCOME

Operational services	$-	$-	$30,000	$60,000
Interest	-	-	29	42
Exchange gain	-	-	2,698	5,837

	$-	$-	$32,727	$65,879

EXPENSES

Travel, promotion and consulting	$55,281	$114,592	$67,906	$117,077
Professional fees	17,179	26,729	19,500	39,059
Project development costs	-	-	-	300
Bank charges and interest	419	896	310	780
Rent	974	2,972	10,909	21,863
Telephone, Internet and courier	158	2,267	1,453	5,419
Transfer agents fees	2,094	3,662	1,486	3,932
Shareholders information	906	1,106	2,540	2,989
Amortization	-	-	9,187	18,374
Office and general	7,362	1,886	3,968	14,343

	$84,373	$154,110	$117,259	$107,059

Net loss for period	(84,373)	(154,110)	(84,532)	(41,180)
Deficit at beginning of period	(20,457,971)	(20,388,234)	(19,129,033)	(19,055,308)

Deficit at end of period	$(20,542,344)	$(20,542,344)	$(19,213,565)	$(19,096,488)

Net loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Index

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the six months ended September 30, 2002 and 2001
(Unaudited)

	Three	Six	Three	Six
	Months to	Months to	Months to	Months to
	September	September	September	September
	30, 2002	30, 2002	30, 2001	30, 2001

Cash flows from operating activities

Net loss for year	$(84,373)	$(154,110)	$(84,531)	$(158,257)
Amortization	-	-	9,187	18,374
Write-off of product development costs	132	132	300	300
Promotion costs settled in shares	-	-	20,732	20,732

	$(84,241)	$(153,978)	$(54,312)	$(118,851)
Amounts receivable	14,184	10,531	65,436	134,930
Accounts payable and accrued liabilities	(4,717)	(2,820)	(7,196)	(33,942)

	$(74,774)	$(146,267)	$3,928	$(17,863)

Investing activities

Purchase of capital assets	$-	$-	$-	$(353)
Product development costs	-	-	(26,974)	(36,974)

	$-	$-	$(26,974)	$(37,327)

Financing activities

Net advances from shareholder	$74,678	$98,879	$-	$-
Net advances to affiliates	-	-	-	(839)
Net advances to directors	-	-	11,896	19,869
Common shares issued	-	-	-	-

	$74,678	$98,879	$11,896	$19,030

Increase (decrease) in cash during period	$(96)	$(47,388)	$(11,150)	$(36,160)
Cash at beginning of period	416	47,708	15,727	40,737

Cash at end of period	$320	$320	$4,577	$4,577

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the six months ended September 30, 2002 and 2001
(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending March 31, 2003.

2.  GOING CONCERN

These Interim consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at September 30, 2002, the Company has a working capital deficiency of $287,396 has incurred a net loss of $154,810 for the quarter ended September 30, 2002, and has an accumulated deficit of $20,542,344.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercialising its Biochex technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from existing shareholders and by the issuance of shares of the Company for cash consideration.

3.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Product Development Costs

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $154,110 (2001 - $ 195,234). Total assets would be $10,387 (2001 - $778,052) and deficit would be $ 20,680,502 (2001 - $19,379,716).

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the six months ended September 30, 2002 and 2001
(Unaudited)

Investments

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealised holding gains or losses on trading securities are included in the income. Unrealised holding gains and losses on available-for-sale securities are included in shareholders' equity.
Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealised holding gains and losses are included in shareholders' equity.
No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS No.123) and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS No. 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No.25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS No.123 requires disclosure of, among other things, the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS No. 123 had been applied. The Company will apply the measurement principles of APB No.25, supplemented by the required FAS No.123 disclosures, for any stock options it grants to employees in the future.

Recent Accounting Development

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted.
In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued. Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development.
The impact of adopting the provision of SFAS No. 141, No. 142 and Section 1581 and 3062 will not have any effect on the company's financial statements as the company has not completed any business combinations.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the six months ended September 30, 2002 and 2001
(Unaudited)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.
In December 2001, the AcSB issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock- based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The company's current accounting policy as it relates to stock-based compensation complies with the US GAAP. The company's current account policy is an acceptable method of accounting for stock-based compensation and other stock-based payments under Section 3870 and therefore the company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the three months ended June 30, 2002 and 2001, there is no difference between net loss and comprehensive loss.

4.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Operational services fee income of $nil (2001 - $60,000) were earned from a corporation which has common management.

•	Included in travel, promotion and consulting expense is $60,000 (2001 - $60,000) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $nil (2001 - $53,770) from corporations, which share common management and directors.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the six months ended September 30, 2002 and 2001
(Unaudited)

•	Rent and telephone expenses of $3,425 (2001 - $nil) are charged by a shareholder corporation which has common management.

•	Included in professional and consulting fees are fees of $19,261 (2001 - $55,200) paid to directors of the Company

•	Business expenses of $2,082 (2001 - $21,638) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to a shareholder corporation of $46,146 (2001 - $nil).

5.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

(A)  OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 3 to the consolidated (unaudited) financial statements.

	Three Months to	Six Months Ended September 30,
	September 30, 2002	2002	2001

	--------------------In 000' CDN$ ----------------
Income	-	-	66
Expenses	84	154	254

Net Loss for Period	84	154	158

Deficit at end of period	20,542	20,542	19,214

Income

There was no revenue during the six month to September 30, 2002. During the six months ended September 30, 2001, the main source of income was operating services fee of $60,000 charged to a shareholder corporation for management services. The contract for providing such services expired in September 2001 and was not renewed.

Index

Income for the three months to September 30, 2002 was $nil. The income for the corresponding previous period was $32,727 and primarily consisted of the operational service fee of $30,000 as explained above, exchange gain of $2,698, and interest income of $29.

Expenses

Overall expenses have declined significantly by about 31% during the six month period ended September 30, 2002 compared to the same period in the previous year. The expenses declined by 28% during the three month period ended September 30, 2002 compared to the same period in the previous year.

Significant decline in expenses occurred in four expense categories - professional fees, rent, amortization and office and general expenses, which together declined from about $94,000 to $32,000. The reasons for the decline are explained below under specific category.

The other major components of expenses are as follows:

Travel, promotion and consulting

	Three months to		Six months ended September 30
	2002	2001	2002	2001

Travel, meals and entertainment	169	7,574	507	17,145
Consulting	55,112	60,332	114,085	99,932

	55,281	67,906	114,592	117,077

% of operating expenses	66%	58%	74%	52%

Absence of any major new activity during the current period accounted for significant decline in travel, meals and entertainment costs, compared to the previous period.

Consulting and promotion costs include two major charges - investor relations fee charged by a corporate shareholder under an agreement of $60,000 for the six months to September 30, 2002 and $30,000 for the quarter ended on that date. Similar charge existed for the same periods in 2001. Another charge was a fee of $5,000 US per month charged by a shareholder corporation for providing financial services. Total fees charged were respectively, $46,146 for the six months and $23,073 for the three months ended September 30, 2002. This charge did not exist in the previous periods.

Other consulting fees consisted of $5,942 charged by a director for his services as executive for the six months ended September 30, 2002 compared to $19,200 for the same period in 2001. Lower level of activities resulted in lesser time and cost being charged during the current year.

2001 period costs also included a charge of $20,732 from a non-related corporation for promotion under a contract signed on August 15, 2001. This contract was terminated in October 2002. No such promotion activities were carried out in 2002.

Professional fees

Professional fees for the six months ended September 30, 2002 were $26,729 compared to $39,059 for the same period in 2001. The fee for both the periods mainly consisted of fees paid to a director for providing financial, accounting and corporate services. This fee declined from $36,000 in 2001 to $13,000 in 2002 due to lesser time being spent on the company's activities.

Other operating costs

Other operating costs mainly consist of rent, telephones, transfer agents, shareholders information, amortization and office costs.

Index

These costs for the six months ended September 30, 2002 were $12,789 compared to $68,000 for the same period in 2001. The costs for the three months to September 30, 2002 were $11,913 compared to $29,853 for the previous period.

The major reduction was in rent which was reduced from $21,863 in 2001 to $2,972 owing to the company canceling its expensive lease in February 2002 and moving to a smaller location as a sub-tenant. Another cost item was amortization of fixed assets and development costs which was $18,374 in 2001 and $ nil in 2002 since all the assets were written off at the end of the fiscal 2002.

Overall decline in operating costs reflect the company's efforts at keeping these costs to the minimum.

(B)  LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

Cash on hand at September 30, 2002 was $320 compared to $47,708 at March 31, 2002 and $4,577 at September 30, 2001.

Net working capital at September 30, 2002 was approximately a deficit of $287,000 compared to a net surplus of approximately $356,000 at September 30, 2001.

Major changes in the working capital position were caused by conversion of a receivable into equity of about $ 215,000 and increase in borrowings from shareholders by about $150,000 to meet operational deficit.

During the six months to September 2002, the company spent about $146,000 on operational activities (2001: $18,000) and $ nil on investments (2001: $37,000). The cash requirement was met by borrowing about $99,000 (2001: nil) from shareholders and using the cash on hand at the beginning of the period of $47,000.

Investments

The Company made no new investments or incurred any additional costs on the existing projects during the six months ended September 30, 2002 (2001: $37,000). Most of the investments made during the fiscal 2000 and 2001 were either liquidated or written off at March 31, 2002. Full details of the investments by category are given in the management discussion and analysis accompanying the audited financial statements at March 31, 2002, which are included in the annual report, F-20 filed on September 11, 2002.

The only investment at September 30, 2002 comprised investment of $138,158 in Biochex project through its wholly owned subsidiary, 1388755 Ontario Inc.

The company has been testing the application of another wireless technology on a much smaller transducer. Originally, this testing was to be completed by December 31, 2001. This has however been delayed due to various technical difficulties. The Company's chief technology officer hopes to complete the testing by the end of December 2002.

The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.

The management has decided to wait until the end of the year 2002 to assess whether this project has any future revenue potentials. No further production costs are anticipated until the beta testing is successfully concluded.

Capital expenditure

No major capital expenditure was incurred during the six month ended September 30, 2002.

Index

Trend Information

The management focus during the fiscal 2003 will be on completing the "Biochex" prototype and then exploring strategic partners and investors for initiating commercial application of the "Biochex" products.

The Company is also seeking acquisition and merger possibilities as well as other new potential financial partners.

Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments.

We are exposed to foreign currency exchange rate risk as we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when United States dollars are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.

PART II

Item 1:   LEGAL PROCEEDINGS

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

As explained in the annual report, F-20 filed on September 11, 2002, the company may be subject to a penalty of approx. $38,000 for early cancellation of its lease at 65 Queen Street West location. The management however is of the opinion that the company has a strong case against the landlord for not paying any penalty and is further assured by the fact that no such penalty or any other action has been taken or indicated by the landlord.

Item 2:   CHANGES IN SECURITIES

No new securities were issued during the six months ended September 30, 2002.

Index

Item 3:   DEFAULTS UPON SENIOR SECURITIES

None.

Item 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

None - other than the matters included in the Notice of annual and special meeting of the shareholders held on November 28, 2002. The full text of this Notice may be found in Form 6-K filed on the EDGAR on November 8, 2002.

Item 5:   OTHER INFORMATION

None.

CERTIFICATION

I, Kam Shah, Chief Financial Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this quarterly report on Form 6K of Dealcheck.com Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

Date: December 4, 2002.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

CERTIFICATION

I, Terence Robinson, Chief Executive Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this quarterly report on Form 6K of Dealcheck.com Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

Date: December 4, 2002.

By: /s/ Terence Robinson
Terence Robinson
Chief Executive Officer

11